Mark C Lee

Tel 916.442.1111

Fax 916.448.1709

leema@gtlaw.com

July 17, 2014

Via EDGAR and United Parcel Service

Maryse Mills-Apenteng

Special Counsel

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	World Moto, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed on June 17, 2014

File No. 333-195710

Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2013

Filed on June 3, 2014

File No. 000-54694

Dear Ms. Mills-Apenteng:

On behalf of World Moto, Inc., a Nevada corporation (the “Company”), we are responding to comments in the letter from the Staff of the Securities and Exchange Commission (“Staff”) dated July 8, 2014, relating to the Company’s Amendment No. 1 to the Registration Statement on Form S-1 filed on June 17, 2014. The responses below have been numbered to correspond with the comments in your July 8, 2014 letter. We are including a courtesy marked copy of the Company’s Pre-Effective Amendment No. 2 to the Registration Statement on Form S-1 (“Amendment No. 2”) with this letter.

General

1.          We note that in recent press releases you describe your company as “the global authority” on the $500 billion dollar a year motorcycle taxi industry. This description does not appear to be consistent with your prospectus disclosure that you are a development stage company with three product lines and only two recently acquired customers. Please advise or revise your registration statement as necessary.

Company Response 1:

The Company respectfully informs the Staff that the Company used the language referenced in the Staff’s comment for promotional and advertising purposes, and that it will refrain from using such language in any future press releases issued by the Company.

Securities and Exchange Commission

Division of Corporation Finance

July 17, 2014

2.          We note that you describe your business plan and anticipated timeline for achieving certain milestones in various sections of your prospectus including the Prospectus Summary, MD&A, and Information with Respect to the Registrant sections. In addition, you state that you anticipate rolling out on a test basis the Moto-Meter in June 2014 and that you expect to begin selling the Moto-Meter by the end of the third quarter of this year. Please ensure that your business plan is clearly and comprehensively described and update your anticipated timeline as necessary with respect to your significant milestones.

Company Response 2:

The Company respectfully informs the Staff that Amendment No. 2 has been revised to include the requested information.

Prospectus Summary

Our Business, page 5

3.          We note your disclosure regarding outsourcing product manufacturing to DMC Corp (154) Co., Ltd. Please expand your disclosure to include a discussion of the material terms of any material agreements with DMC. In addition, please tell us what consideration you have given to filing any such agreements with DMC as exhibits to the registration statement. See Item 601(b)(10) of Regulation S-K.

Company Response 3:

The Company respectfully informs the Staff that the Company has no formal agreement with DMC Corp (154) Co., Ltd. (“DMC”) and that the Company has merely received a quotation from DMC for 100 units related to the verification build for the Moto-Meter. If or when the Company enters into an agreement with DMC, the Company will consider filing such agreement. Amendment No. 2 has been updated to include the foregoing information.

The Offering

Debentures, page 9

4.          We note your disclosure that the debentures are convertible at any time at the discretion of investors at a conversion price equal to the lesser of (i) $0.10 or (ii) 70% of the lowest traded price per share of common stock during the 25 days prior to the date of the conversion. Please revise to include tabular disclosure of the number of shares issuable to selling stockholders as a result of the conversion discount for the common stock underlying the debentures, assuming various market prices.

Company Response 4:

The Company respectfully informs the Staff that Amendment No. 2 has been revised to include the requested information.

Securities and Exchange Commission

Division of Corporation Finance

July 17, 2014

Risk Factors, page 12

General

5.          We note the disclosure on page 34 that you have signed a letter of intent to form a new joint venture. It appears that risk factor disclosure is warranted regarding the risks associated with establishing a joint venture including the risk that it is not assured the joint venture will ever be formed or will be profitable even if formed. Please revise accordingly or advise.

Company Response 5:

The Company respectfully informs the Staff that Amendment No. 2 has been revised to include the requested information.

“We will need substantial capital to implement our business plan . . . ,” page 13

6.          Please expand this risk factor to specifically disclose the estimated expenses for your plan of operations for the next 12 months, the number of months during this period that your currently available capital will fund and the dollar amount needed to fully fund the remaining months. Please ensure that your disclosure here is consistent with your liquidity discussion in MD&A.

Company Response 6:

The Company respectfully informs the Staff that Amendment No. 2 has been revised to include the requested information.

Regulations, page 39

7.          We note your revised disclosure in response to prior comment 26 and reissue the comment. Your disclosure states both that you “are or will be in substantial compliance with all regulations governing the manufacture and operation of our products” and that you “have not begun the process towards metrology approvals in any jurisdiction.” Please significantly revise this section to more clearly distinguish among the regulated and non-regulated jurisdictions and, with respect to the latter, to specifically identify and summarize the principal regulations to which you will be subject.

Company Response 7:

The Company respectfully informs the Staff that Amendment No. 2 has been revised to include the requested information.

8.          Your disclosure focuses only on the Moto-Meter product. Please tell us whether the Wheelies and Yes products are subject to regulations and, if so, expand your disclosure accordingly.

Company Response 8:

The Company respectfully informs the Staff that Amendment No. 2 has been revised to include the requested information.

Securities and Exchange Commission

Division of Corporation Finance

July 17, 2014

Customers and Industry, page 40

9.          We note that you have included hyperlinks to the sources you cite for your statistical data. Please refer to Securities Act Release No. 33-7856 regarding the implications of including hyperlinked information in your document. Alternatively, you may remove the hyperlinks from your document.

Company Response 9:

The Company respectfully informs the Staff that Amendment No. 2 has been revised accordingly.

Notes to Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies, page F-14

10.          We note your response to prior comment 35. Please provide the policy provided in your response as footnote disclosure.

Company Response 10:

The Company respectfully informs the Staff that Amendment No. 2 has been revised to include the requested information.

Revenue Recognition, page F-16

11.          We have reviewed your response to prior comment 36. Please address the following items:

•	Your response indicates that you have substantially performed all of the initial services required by the franchise agreement. Explain in sufficient detail, including providing a timeline of services performed, how you have completed each of the initial services included in the franchise agreement. For example, we note the items included under Parts 2. Training and 3. Guidance in the franchise agreement contained in Exhibit 10.1 of the Form 8-K filed on March 17, 2014. Refer to FASB ASC 952-605-25-1 & 25-2.

•	Your disclosure on page 6 indicates that you expect to go live with your Yes service in the third quarter of 2014 with Mobile Advertising Ventures, Ltd. Tell us how you considered the guidance in FASB ASC 952-605-25-3.

•	Part 7.B. Royalty Fees, in Exhibit 10.1 of the Form 8-K filed on March 17, 2014, states that the franchisee will pay you a royalty fee after 12 months from the first commercial Yes delivery by the Franchisee. Please clarify if you will not receive any royalty fees for the first 12 months from the first delivery of the Franchisee.

Securities and Exchange Commission

Division of Corporation Finance

July 17, 2014

Company Response 11:

Part 1

The Company respectfully informs the Staff that training pursuant to the franchise agreement was conducted and completed by the Company in its offices in Pathumthani, Thailand, in March 2014. The training included advice on the methods of locating and certifying vendors and products; specifications, standards and operating procedures utilized by the Yes delivery services; development and implementation of local advertising programs; specific training on the customer ordering software and the Yes administrative software; and recommended general and management procedures. Upon completion of the training, all user and operations manuals were also provided for the software in accordance with the terms set forth in the franchise agreement. The Company considered ASC 905-605-25-1 and concluded that the revenue should be recognized because all material services or conditions relating to the sale have been substantially performed or satisfied by the franchisor. The Company also considered ASC 905-605-25-2 and concluded that substantially all of the initial services required by the agreement have been performed and no other material conditions or obligations related to the determination of substantial performance exist.

Part 2

The Company respectfully informs the Staff that subsequent to the training provided at the Company’s offices, the franchisee has decided not to operate the franchise 7 days a week, 365 days a year as required by section B(4) of the franchise agreement. The franchisee has instead elected to hire a general manager to handle all day to day activities as is his right under section 2 of the franchise agreement. The franchisee has the option of training his new employee on its own or the Company will provide the training at the franchisee’s request and at its expense. The new employee is expected to start in the 3rd quarter of 2014. The Company considered FASB ASC 952-605-25-3 and believed that at this time the Company has provided all training and guidance necessary to the initial franchisee to begin operations as soon as the franchisee is ready in accordance with the franchise agreement. Any new arrangement with the franchisee is considered as a separate arrangement and not part of the original agreement.

Part 3

The Company respectfully informs the Staff that the terms of the franchise agreement do not allow for any royalty payments until twelve (12) months after the first delivery to the franchisee. The first twelve (12) months of operations are royalty free for the franchisee.

Note 3 – Acquisition of World Moto Assets, page F-17

12.          We note your response to prior comment 5. Your analysis appears to exclude the initial identification of the legal acquirer and accounting acquirer. Please advise. Refer to FASB ASC 805-40-05-2 and 25-1.

Company Response 12:

The Company respectfully informs the Staff that the Company was the legal acquirer and accounting acquirer in the transactions contemplated by the Asset Purchase Agreement, dated September 1, 2012, by and among the Company, World Moto (Thailand), Ltd (“Old WM”), Chris Ziomkowski and Paul Giles. We note that FASB ASC 805-40-05-2 and 25-1 would only apply in the context of a business combination and the foregoing transaction was an asset purchase.

Securities and Exchange Commission

Division of Corporation Finance

July 17, 2014

***

We hope that the foregoing addresses all of the Staff’s comments contained in its letter dated July 8, 2014. In the event the Staff has no further comments, we would appreciate written correspondence to that effect.

If you have any questions regarding this response, please do not hesitate to contact me directly at (916) 442-1111.

Best regards,

/s/ Mark Lee
Mark C Lee
Shareholder

Securities and Exchange Commission

Division of Corporation Finance

July 17, 2014

ACKNOWLEDGEMENT

In connection with World Moto, Inc.’s (the “Company”) letter dated July 17, 2014, addressed to the Securities Exchange Commission (the “Commission”), we acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

WORLD MOTO, INC.

/s/ Paul Giles
Paul Giles
President